LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

December 28, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:           LJM Energy Corp.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 30, 2010
File No. 333-169014

Dear Mr. Brown:

On behalf of LJM Energy Corp., a Nevada corporation (the “Company”), and in response to your comment letter dated December 23, 2010, regarding the Company’s Amendment No. 5 to Registration Statement on Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on November 30, 2010, the Company filed Amendment No. 6 to Form S-1 with the Commission on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your comment letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1. We note your response to our prior comment three to our letter dated November 23, 2010 and that initial drilling of the test well has been delayed because the final permits have not been issued. Expand your disclosure to address the impact if approval of the permits are delayed or denied.

Response:   The Company has revised its disclosure to address the impact if approval of the permits is delayed or denied.

Hopefully, this response letter and Amendment No. 6 adequately address the issue raised in your comment letter.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

LJM Energy Corp.

/s/ Joel Felix
Joel Felix
Chief Executive Officer